Filer: Tyco International Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Scott Technologies, Inc.
                                                      Commission File No. 1-8591


SCOTT TECHNOLOGIES, INC. INFORMATION SHEET
(NASD: SCTT)

WHAT WE ARE BUYING:
o A leading worldwide designer and manufacturer of high-performance respiratory protection systems and other life saving devices. (Scott Technologies is the surviving public company from Figgie International).
o December 31, 2000 forecasted Fiscal Year revenues of approximately $260 million.
o SCTT is headquartered in Cleveland, Ohio and has six manufacturing facilities throughout the U.S. o SCTT employs approximately 1,000 people.

THE SEGMENTS:
o     Scott Technologies, Inc. has two operating divisions.
o Health and Safety (64%) with $165 million in sales, designs and manufacturers air supplied, air purifying and gas detection products for firefighting applications. The company primarily serves the fire service, oil/petrochemical, utility and government markets.
o The air-supplied market represents environments immediately dangerous to life or health, where oxygen levels fall below 19.5%.
o The air purifying market represents environments not immediately dangerous to life and health within filtration capabilities.
o The gas detection market represents portable and continuous environmental monitoring instruments.
o Aviation & Government (36%) with $95 million in sales, provides on board oxygen systems for crew and passengers of commercial, government and private air craft. Primary customers include Boeing, Airbus, Dassault, and Gulfstream.
o SCTT provides gaseous oxygen systems and components, oxygen masks, chemical oxygen breathing units and service accessories.
o     The aftermarket represents over 40% of total sales.

TRANSACTION PARAMETERS:
o The deal is valued at approximately $400 million. SCTT shareholders will receive $23.00 in value. The number of Tyco shares they receive will be based on the volume weighted average prices of Tyco shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the five consecutive trading days ending on the fourth trading day immediately preceding the date of the stockholder vote.
o     Assume net debt of approximately $24 million.
o Estimated purchase accounting of $40 million for costs including legal fees, banking fees, SEC filings, severance, facility closings and other costs.
o     Anti-trust approvals required.

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o     Expected closing date - April 2001.

SYNERGIES:
o     Total synergies $25 million. YR 1: 78%, YR 2: 88% and the rest in Year 3.

OTHER:
o Goodwill, including purchase accounting of $40 million $358.9 million. Annual amortization, using 40 years is $9.0 million. Note: Goodwill is non-deductible.
o     Tax Rate is 35%.


FORWARD-LOOKING INFORMATION:
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of Scott Technologies; failure of the Scott stockholders to adopt the agreement providing for Tyco's acquisition of Scott; the risk that the businesses of Tyco and Scott Technologies will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Scott Technologies' businesses generally.

More detailed information about these factors is set forth in Tyco's and Scott's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Scott's Annual Report on Form 10-K for the fiscal year ended December 31,1999 and its most recent quarterly report on Form 10-Q, as amended. Tyco and Scott are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and Scott Technologies, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and Scott Technologies at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from Scott Technologies by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to Scott Technologies, Inc., Attention: Corporate Secretary, One Chagrin Highlands, 2000 Auburn Drive, Suite 400, Beachwood, Ohio 44122, tel: (216) 464-6153.

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